Exhibit 99.1

Dingdong (Cayman) Limited Updates the Status under Holding Foreign Companies Accountable Act

SHANGHAI, May 10, 2022 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading and fast-growing fresh grocery e-commerce company in China, with advanced supply chain capabilities, today updates its status under the Holding Foreign Companies Accountable Act (the “HFCA Act”). The Company was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer on May 9, 2022 following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022.

The Company understands that this identification under the HFCA Act and its implementation rules issued thereunder indicates that the SEC determined that the Company retained a registered public accounting firm that cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit report for its consolidated financial statements as of and for the fiscal year ended December 31, 2021. In accordance with the HFCA Act, the SEC shall prohibit a company’s shares or American depositary shares from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years.

The Company has been actively exploring possible solutions to protect the interest of its shareholders. The Company will continue to comply with applicable laws and regulations in both China and the U.S., and strive to maintain its listing status on the New York Stock Exchange.

About Dingdong (Cayman) Limited

Dingdong (Cayman) Limited is a leading and fast-growing fresh grocery e-commerce company in China providing users with fresh produce, meat, seafood, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. From its core product category of fresh groceries, Dingdong has expanded to provide prepared food and other food products to grow into a leading one-stop online shopping destination in China for consumers to make purchases for their daily lives. At the same time, Dingdong is working to modernize China’s traditional agricultural supply chain through standardization and digitalization, empowering upstream farms and suppliers to make their production more efficient and tailored to actual demand.

For more information, please visit: www.100.me.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this press release, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the SEC, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery e-commerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me